

New York Stock Exchange
11 Wall Street
New York, NY  10005

November 26, 2019


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.250% Senior Secured Notes due 2068 of QVC, INC. under the Exchange Act of 1934.


Sincerely,

*(signature)*

An Intercontinental Exchange Company

© 2019 Intercontinental Exchange, Inc.